RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of Boulder Total Return Fund, Inc.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the item(s) indicated below with an "X":

__   Item 2.  Bond Period: from 12:01 a.m. on                  to 12:01 a.m. on
                                             (month, day, year)
    (month, day, year)

__ Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

___  Item 4.  Subject  to  Sections 4 and 11  hereof,
                   the Single Loss Limit of Liability is $2,175,000 and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:                              Single Loss Limit         Single Loss
                                                   Of Liability              Deductible

Insuring Agreement (D) -FORGERY OR ALTERATION        $2,175,000                  $0
Insuring Agreement (E) -SECURITIES                   $2,175,000                  $0
Coverage on Partners (Form No.14 only)               $                           $
Optional Insuring Agreements and Coverages:
 (F) Counterfeit Currency                            $2,175,000                  $0
Computer Systems Fraud                               $2,175,000                  $0
(N)-Extortion                                        $                           $
       Threats To Person                             $2,175,000                  $0
       Threats To Property                           $2,175,000                  $0

2. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 02/19/2007

Accepted:
                                         By:      /s/___________________________
..                                                 Attorney-in-Fact

AMEND DECLARATIONS PAGE- DISCOVERY
FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25.
ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

                                     INSURED
SR6l50c Rev. 6-90
Copyright, The Surety Association of America, 1990